UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Xometry, Inc.

(Name of Issuer)

Class A common stock, par value $0.000001 per share

(Title of Class of Securities)

98423F109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423F109

1.	Names of Reporting Persons Foundry Group Next 2018, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,371,112 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,371,112 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,371,112 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9% of Common Stock (3.1% of Class A Common Stock) (3)(4)(5)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Foundry Group Next 2018, L.P. (“2018 LP”), FG Next GP 2018, LLC (“2018 LLC”), Foundry Venture Capital 2016, L.P. (“2016 LP”), Foundry Venture 2016, LLC (“2016 LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,371,112 shares of the Issuer’s Class A common stock held by 2018 LP. 2018 LLC is the general partner of 2018 LP and the Managing Members are the managing members of 2018 LLC. 2018 LP, 2018 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.
(3)	The Common Stock beneficial ownership percentage is based on a total of 47,397,563 shares of Common Stock (44,721,409 shares of Class A Common Stock and 2,676,154 shares of Class B Common Stock) outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(4)	The Class A Common Stock beneficial ownership percentage is based on 44,721,409 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(5)	The shares beneficially owned by the Reporting Person represent 1.4% of the combined voting power of the Issuer’s Common Stock.

2

CUSIP No. 98423F109

1.	Names of Reporting Persons FG Next GP 2018, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,371,112 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,371,112 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,371,112 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9% of Common Stock (3.1% of Class A Common Stock) (3)(4)(5)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,371,112 shares of the Issuer’s Class A common stock held by 2018 LP. 2018 LLC is the general partner of 2018 LP and the Managing Members are the managing members of 2018 LLC. 2018 LP, 2018 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.
(3)	The Common Stock beneficial ownership percentage is based on a total of 47,397,563 shares of Common Stock (44,721,409 shares of Class A Common Stock and 2,676,154 shares of Class B Common Stock) outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(4)	The Class A Common Stock beneficial ownership percentage is based on 44,721,409 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(5)	The shares beneficially owned by the Reporting Person represent 1.4% of the combined voting power of the Issuer’s Common Stock.

3

CUSIP No. 98423F109

1.	Names of Reporting Persons Foundry Venture Capital 2016, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 320,596 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 320,596 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 320,596 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7% of Common Stock (0.7% of Class A Common Stock) (3)(4)(5)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 320,596 shares of the Issuer’s Class A common stock held by 2016 LP. 2016 LLC is the general partner of 2016 LP and the Managing Members are managing members of 2016 LLC. 2016 LP, 2016 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.
(3)	The Common Stock beneficial ownership percentage is based on a total of 47,397,563 shares of Common Stock (44,721,409 shares of Class A Common Stock and 2,676,154 shares of Class B Common Stock) outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(4)	The Class A Common Stock beneficial ownership percentage is based on 44,721,409 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(5)	The shares beneficially owned by the Reporting Person represent 0.3% of the combined voting power of the Issuer’s Common Stock.

4

CUSIP No. 98423F109

1.	Names of Reporting Persons Foundry Venture 2016, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 320,596 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 320,596 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 320,596 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7% of Common Stock (0.7% of Class A Common Stock) (3)(4)(5)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 320,596 shares of the Issuer’s Class A common stock held by 2016 LP. 2016 LLC is the general partner of 2016 LP and the Managing Members are managing members of 2016 LLC. 2016 LP, 2016 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.
(3)	The Common Stock beneficial ownership percentage is based on a total of 47,397,563 shares of Common Stock (44,721,409 shares of Class A Common Stock and 2,676,154 shares of Class B Common Stock) outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(4)	The Class A Common Stock beneficial ownership percentage is based on 44,721,409 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(5)	The shares beneficially owned by the Reporting Person represent 0.3% of the combined voting power of the Issuer’s Common Stock.

5

CUSIP No. 98423F109

1.	Names of Reporting Persons Bradley A. Feld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,691,708 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,691,708 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,708 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6% of Common Stock (3.8% of Class A Common Stock) (3)(4)(5)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,371,112 shares held of the Issuer’s Class A common stock held by 2018 LP and 320,596 shares held of the Issuer’s Class A common stock held by 2016 LP. 2018 LLC is the general partner of 2018 LP and 2016 LLC is the general partner of 2016 LP. The Managing Members are managing managers of each of 2018 LLC and 2016 LLC. 2018 LP, 2018 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2018 LP and 2016 LP, 2016 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2016 LP. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.
(3)	The Common Stock beneficial ownership percentage is based on a total of 47,397,563 shares of Common Stock (44,721,409 shares of Class A Common Stock and 2,676,154 shares of Class B Common Stock) outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(4)	The Class A Common Stock beneficial ownership percentage is based on 44,721,409 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(5)	The shares beneficially owned by the Reporting Person represent 1.7% of the combined voting power of the Issuer’s Common Stock.

6

CUSIP No. 98423F109

1.	Names of Reporting Persons Seth Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,691,708 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,691,708 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,708 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6% of Common Stock (3.8% of Class A Common Stock) (3)(4)(5)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,371,112 shares held of the Issuer’s Class A common stock held by 2018 LP and 320,596 shares held of the Issuer’s Class A common stock held by 2016 LP. 2018 LLC is the general partner of 2018 LP and 2016 LLC is the general partner of 2016 LP. The Managing Members are managing managers of each of 2018 LLC and 2016 LLC. 2018 LP, 2018 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2018 LP and 2016 LP, 2016 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2016 LP. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.
(3)	The Common Stock beneficial ownership percentage is based on a total of 47,397,563 shares of Common Stock (44,721,409 shares of Class A Common Stock and 2,676,154 shares of Class B Common Stock) outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(4)	The Class A Common Stock beneficial ownership percentage is based on 44,721,409 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(5)	The shares beneficially owned by the Reporting Person represent 1.7% of the combined voting power of the Issuer’s Common Stock.

7

CUSIP No. 98423F109

1.	Names of Reporting Persons Ryan A. McIntyre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,691,708 shares of Class A Common Stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,691,708 shares of Class A Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,708 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6% of Common Stock (3.8% of Class A Common Stock) (3)(4)(5)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 1,371,112 shares held of the Issuer’s Class A common stock held by 2018 LP and 320,596 shares held of the Issuer’s Class A common stock held by 2016 LP. 2018 LLC is the general partner of 2018 LP and 2016 LLC is the general partner of 2016 LP. The Managing Members are managing managers of each of 2018 LLC and 2016 LLC. 2018 LP, 2018 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2018 LP and 2016 LP, 2016 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2016 LP. The information with respect to the ownership of the Class A common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.
(3)	The Common Stock beneficial ownership percentage is based on a total of 47,397,563 shares of Common Stock (44,721,409 shares of Class A Common Stock and 2,676,154 shares of Class B Common Stock) outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(4)	The Class A Common Stock beneficial ownership percentage is based on 44,721,409 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.
(5)	The shares beneficially owned by the Reporting Person represent 1.7% of the combined voting power of the Issuer’s Common Stock.

8

Item 1.
(a)	Name of Issuer Xometry, Inc.
(b)	Address of Issuer’s Principal Executive Offices 7529 Standish Place, Suite 200 Derwood, MD 20855

Item 2.
(a)	Name of Person Filing Foundry Group Next 2018, L.P. FG Next GP 2018, LLC Foundry Venture Capital 2016, L.P. Foundry Venture 2016, LLC Bradley A. Feld Seth Levine Ryan A. McIntyre
(b)	Address of Principal Business Office or, if none, Residence 645 Walnut Street Boulder, CO 80302

(c)	Citizenship
Entities:	Foundry Group Next 2018, L.P.	-	Delaware
	FG Next GP 2018, LLC	-	Delaware
	Foundry Venture Capital 2016, L.P.	-	Delaware
	Foundry Venture 2016, LLC	-	Delaware

Individuals:	Bradley A. Feld	-	United States
	Seth Levine	-	United States
	Ryan A. McIntyre	-	United States
(d) Title of Class of Securities Class A Common Stock
(e) CUSIP Number 98423F109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

9

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Foundry Group Next 2018, L.P.		Foundry Venture Capital 2016, L.P.

By: FG Next GP 2018, LLC		By: Foundry Venture 2016, LLC
its General Partner		its General Partner

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

FG Next GP 2018, LLC		Foundry Venture 2016, LLC

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

/s/ Bradley A. Feld		/s/ Ryan A. McIntyre
Bradley A. Feld		Ryan A. McIntyre

/s/ Seth Levine
Seth Levine

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

11

Exhibit(s):

A - Joint Filing Statement

12

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A Common Stock of Xometry, Inc. is filed on behalf of each of us.

Dated: February 13, 2023

Foundry Group Next 2018, L.P.		Foundry Venture Capital 2016, L.P.

By: FG Next GP 2018, LLC		By: Foundry Venture 2016, LLC
its General Partner		its General Partner

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

FG Next GP 2018, LLC		Foundry Venture 2016, LLC

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

/s/ Bradley A. Feld		/s/ Ryan A. McIntyre
Bradley A. Feld		Ryan A. McIntyre

/s/ Seth Levine
Seth Levine

13